SUB-ITEM 77C







Results of Annual Meeting of Shareholders

A quorum was not present at the 2015 Annual Meeting of Stockholders of LMP Real Estate Income Fund Inc. and therefore the Fund was unable to conduct the business of the Meeting. Management's director nominees for reelection will remain as directors until their successors are elected and qualify.